Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: July 1, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A LETTER BEING SENT BY ROYAL DUTCH SHELL TO HOLDERS OF ROYAL DUTCH ORDINARY SHARES IN NEW YORK REGISTRY FORM, FROM JULY 1, 2005.

July 1, 2005

Dear Royal Dutch Shareholder:

We are writing to give you an update on the status of the unification of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”). At the Annual General Meeting of Royal Dutch shareholders held on June 28, 2005, shareholders of Royal Dutch approved the Implementation Agreement with respect to this transaction. As described in the US Prospectus, dated May 19, 2005, (the “US Prospectus”), relating to the offer by Royal Dutch Shell plc (“Royal Dutch Shell”) for all Royal Dutch ordinary shares, previously mailed to you, approval of the Implementation Agreement is not the only condition that must be satisfied in order to complete the unification transaction.

Under the terms of the offer, for every Royal Dutch ordinary share held in New York registry form you tender in the offer, you will receive one Royal Dutch Shell Class A ADR (representing two Royal Dutch Shell Class A Shares) and for every Royal Dutch ordinary share held in bearer or Hague registry form you tender in the offer, you will receive two Royal Dutch Shell Class A Shares.

We urge you to carefully review the US Prospectus that has previously been sent to you including the section “RISK FACTORS” beginning on page 25, before deciding whether or not to accept the offer.

In order to accept the offer, holders of Royal Dutch ordinary shares held in New York registry form must exchange their existing shares for newly issued Royal Dutch Shell Class A ADRs (representing two Royal Dutch Shell Class A Shares).

The offer is set to expire at 5:00 P.M., New York City Time on July 18, 2005 unless extended in accordance with US federal securities laws and Dutch tender offer regulations. Any such extension will be announced the next trading day on the Euronext Amsterdam Stock Exchange after the previously scheduled expiration date by issuing a press release on, among others, the Dow Jones News Service. If you wish to participate, your custodian bank or broker must receive your instructions prior to the expiration date.

The Royal Dutch supervisory board and the Royal Dutch board of management have unanimously reached the conclusion, on the basis of the considerations stated in the US Prospectus, that the transaction between Royal Dutch, Shell Transport and Royal Dutch Shell is in the best interest of Royal Dutch, holders of Royal Dutch ordinary shares and Royal Dutch’s other stakeholders. They are furthermore of the opinion that the offer is fair and reasonable and accordingly unanimously recommend its acceptance.

Please be aware that all items concerning the unification which required a vote were approved by shareholders at the Annual General Meeting of Royal Dutch shareholders held on June 28, 2005.

Please also be aware that each member of the Royal Dutch supervisory board and the Royal Dutch board of management intends to tender his or her Royal Dutch ordinary shares in the offer. Royal Dutch and its subsidiaries intend to tender Royal Dutch ordinary shares it and its subsidiaries hold in the offer, other than shares designated for cancellation.

Time is short. We kindly request that you take action today.

Please disregard this letter if you have already taken action and instructed your bank or broker to exchange your Royal Dutch shares.

Sincerely,

Royal Dutch Shell plc

In order to tender your shares, your bank or broker must receive your instructions prior to the expiration of the offer (5:00 P.M., New York City Time on July 18, 2005). If you have any questions or need assistance in submitting your shares for exchange please call your financial advisor or the Information Agent:

Toll Free: (877) 278-4235

Collect : (212) 440-9800

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the offer referred to in this letter.

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the US Prospectus) and other documents relating to the offer that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the offer, because each of these documents will contain important information relating to the offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.